

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 3, 2008

Mr. Michael J. Herbert
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **Form DEF 14A filed March 16, 2007**
> **File No. 1-13429**

Dear Mr. Herbert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief